UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2025

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On April 30, 2025, the Audit Committee of the Board of Directors of LZ Technology Holdings Limited (the “Company”) approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as independent registered public accounting firm of the Company, effective immediately.

The audit reports of Marcum Asia on the Company’s consolidated financial statements as of and for the years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years, and for the subsequent interim period through April 30, 2025, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years, and  for the subsequent interim period through April 30, 2025, there were no reportable events (as defined by Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses in the Company’s internal control over financial reporting previously disclosed in the Company’s registration statement on Form F-1, as amended (File No. 333-276234), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2023 and declared effective on February 26, 2025, regarding (i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, (ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements, and (iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations, cyber security monitoring activities and service organization management.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished Marcum Asia with a copy of this Form 6-K, providing Marcum Asia with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of Marcum Asia’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On April 30, 2025, the Audit Committee of the Board of Directors of the Company approved the appointment of GGF CPA LTD (“GGF”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2024 and the fiscal year ending December 31, 2025.

During the Company’s two most recent fiscal years and  through the subsequent interim period to April 30, 2025, the Company did not consult GGF with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that GGF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-286019) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
15.1	Letter from Marcum Asia CPAs LLP, dated May 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2025	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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